Form 10-K, Exhibit 13
DOMINION RESOURCES BLACK WARRIOR TRUST
filed 1995-03-31
CIK 923680

                                                                    EXHIBIT 13.1

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest ("Units") in the Trust are listed and traded on the New York Stock Exchange under the symbol "DOM." Prior to the sale of the Units on June 28, 1994 there was no public market for the Units. The following table sets forth, for the periods indicated, the high and low sales prices per Unit on the New York Stock Exchange and the amount of quarterly cash distributions per Unit made by the Trust.

                                           Price
                                   -----------------------         Distribution
1994                                High           Low               Per Unit
--------------------------------------------------------------------------------
Second Quarter
  (commencing June 28, 1994)....... $20            $19 3/4           $.000000
Third Quarter......................  20 1/8         19 3/8           0.180147
Fourth Quarter.....................  19 5/8         16 7/8           0.726389

     At March 15, 1995, there were 7,850,000 Units outstanding and 784 Unitholders of record.


SELECTED FINANCIAL DATA

                                                          For The Period From
                                                              May 31, 1994
                                                         (Date of Inception) To
                                                            December 31, 1994
--------------------------------------------------------------------------------

Royalty Income...........................................      $  7,596,511
Distributable Income.....................................      $  7,278,931
Distributable Income per Unit............................      $    .927252
Distributions per Unit...................................      $    .906537
Total Assets, December 31................................      $139,641,366
Trust Corpus, December 31................................      $139,471,673

TRUSTEE'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The Trust collects the proceeds attributable to the Royalty Interests and makes quarterly cash distributions to Unitholders. The only assets of the Trust, other than cash and cash equivalents being held for the payment of expenses and liabilities and for distribution to Unitholders, are the Royalty Interests. The Royalty Interests owned by the Trust burden the interest in the Underlying Properties that is owned by the Company.

     Distributable income of the Trust consists of the excess of royalty income plus interest income over the organizational and administrative expenses of the Trust. Upon receipt by the Trust, royalty income is invested in short-term investments in accordance with the Trust Agreement until its subsequent distribution to Unitholders.

     The amount of distributable income of the Trust for any calendar year may differ from the amount of cash available for distribution to the Unitholders in such year due to differences in the treatment of the expenses of the Trust and the determination of those amounts. The financial statements of the Trust are prepared on a modified cash basis pursuant to which the expenses of the Trust are recognized when they are paid or reserves are established for them. Consequently, the reported distributable income of the Trust for any year is determined by deducting from the income received by the Trust the amount of expenses paid by the Trust during such year. The amount of cash available for distribution to Unitholders, however, is determined after adjustment for changes in reserves for unpaid liabilities in accordance with the provisions of the Trust Agreement. (See Note 5 to the financial statements of the Trust appearing elsewhere in this Annual Report to Unitholders for additional information regarding the determination of the amount of cash available for distribution to Unitholders.)

     The Royalty Interests consists of overriding royalty interests burdening the Company's interest in the Underlying Properties. The Royalty Interests generally entitle the Trust to receive 65 percent of the Gross Proceeds
(as defined below) during the preceding calendar quarter. The Royalty Interests are non-operating interests and bear only expenses related to property, production and related taxes (including severance taxes). "Gross Proceeds" consist generally of the aggregate amounts received by the Company attributable to the interests of the Company in the Underlying Properties from the sale of coal seam gas at the central delivery points in the gathering system for the Underlying Properties.

PERIOD FROM MAY 31, 1994 (DATE OF INCEPTION)
TO DECEMBER 31, 1994

The Trust received royalty income amounting to $7,596,511 during the period from May 31, 1994 (date of inception) to December 31, 1994. The royalty income received by the Trust was net of the Royalty Interest's allocable share of property, production and related taxes. Administrative expenses during the period amounted to $335,134. These expenses are primarily related to administrative services provided by Dominion Resources, the Trustee and Mellon Bank (DE) National Association, a national banking association, during the period. These transactions resulted in distributable income for the period from May 31, 1994 to December 31, 1994, of $7,278,931, or $.93 per Unit. The Trust made two distributions during the period aggregating $7,116,317, or $.91 per Unit.

     Because the Trust incurs administrative expenses throughout a quarter but receives its royalty income only once a quarter, the Trustee established in the third quarter of 1994 a cash reserve in the amount of $135,000 for the payment of expenses and liabilities of the Trust. The quarterly distribution made in the 1994 third quarter was reduced by the amount of this reserve in accordance with the provisions of the Trust Agreement. The Trust anticipated that it will maintain for the foreseeable future a cash reserve to enable it to pay administrative expenses as they become due.
The amount of the cash reserve from time to time will fluctuate as expenses are paid and royalty income is received.

     Royalty income received by the Trust in a given calendar year will generally reflect the proceeds from the sale of gas produced from the Underlying Properties during the first three quarters of that year and the fourth quarter of the preceding calendar year due to the timing of the receipt of these revenues. The conveyance of the Royalty Interests to the Trust was effective June 1, 1994. Accordingly, the royalty income included in distributable income for the period ended December 31, 1994, was based on production volumes and natural gas prices for the period from June 1, 1994 to September 30, 1994, in accordance with the terms of the conveyance of the Royalty Interests to the Trust.

     Sonat Marketing Company ("Sonat Marketing") is required under a gas purchase agreement to purchase the gas produced from the Underlying Properties for as long as reserves on the Underlying Properties produce natural gas. Under the agreement, Sonat Marketing is obligated to purchase up to a specified monthly base quantity of gas for a contract price which provides for a specified premium (between $.05 and $.07 per MMBtu) over the Index Price (as defined below), subject to a minimum price of $1.85 per MMBtu and a maximum price of $2.63 per MMBtu, until December 31, 1998. Sonat Marketing is obligated to purchase gas production in excess of the specified monthly base quantities at the Index Price. After December 31, 1998, Sonat Marketing is obligated to purchase gas production at the Index Price until such time as the Company and Sonat Marketing negotiate a different price, although the Company will have the ability to obtain an offer from another purchaser and terminate the gas purchase agreement if Sonat Marketing does not match such offer. The "Index Price", which is determined on a monthly basis, is Southern Natural Gas Company's posted index price for deliveries of gas in Louisiana.

     The following table sets forth the production volumes attributable to the Trust's Royalty Interests and the average sales price and Index Price for such production for the period indicated.


                                                            For The Period
                                                                 from
                                                            June 1, 1994 to
                                                          September 30, 1994
----------------------------------------------------------------------------
Production (Bcf)/(1)/.................................          4.382
Production (MMBtu)/(2)/...............................          4.332
Average Contract Price Received ($/MMBtu).............          $1.86
Average Index Price ($/MMBtu).........................          $1.69

/(1)/ Billion cubic fee of natural gas.
/(2)/ Trillion British Thermal Units.

     The information in this Annual Report to Unitholders concerning production and prices relating to the Royalty Interests is based on information prepared and furnished by the Company to the Trustee. The Trustee has no control over and no responsibility relating to the operation of or accounting for the Underlying Properties.

FINANCIAL STATEMENTS

An audited Statement of Assets, Liabilities and Trust Corpus of the Trust as of December 31, 1994, and the related Statements of Distributable Income and Changes in Trust Corpus for the period from May 31, 1994 (date of inception) to December 31, 1994, are included in this Annual Report to Unitholders immediately following the Independent Auditors' Report below.


INDEPENDENT AUDITORS' REPORT

NationsBank of Texas, N.A.,
  as Trustee of Dominion Resources Black Warrior Trust

We have audited the accompanying statement of assets, liabilities and trust corpus of Dominion Resources Black Warrior Trust (the "Trust") as of December 31, 1994, and the related statements of distributable income and changes in trust corpus for the period from May 31, 1994 (date of inception) to December 31, 1994. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As described in Note 2 to the financial statements, these statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

     In our opinion, the statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of Dominion Resources Black Warrior Trust at December 31, 1994, and its distributable income and changes in trust corpus for the period from May 31, 1994 (date of inception) to December 31, 1994, on the basis of accounting described in Note 2.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Dallas, Texas
March 10, 1995

DOMINION RESOURCES BLACK WARRIOR TRUST
FINANCIAL STATEMENTS

STATEMENT OF ASSETS, LIABILITIES AND TRUST CORPUS
--------------------------------------------------------------------------------

December 31, 1994
--------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents..............................................................      $     1,651
Royalty interests in gas properties (less accumulated amortization of
  $9,184,572 at December 31, 1994).....................................................       139,639,715
---------------------------------------------------------------------------------------------------------
    Total Assets.......................................................................      $139,641,366
=========================================================================================================

LIABILITIES AND TRUST CORPUS
Trust administration expenses payable..................................................      $    169,693
Trust corpus (7,850,000 units of beneficial interest authorized, issued
  and outstanding).....................................................................       139,471,673
---------------------------------------------------------------------------------------------------------
    Total Liabilities and Trust Corpus.................................................      $139,641,366
=========================================================================================================

STATEMENT OF DISTRIBUTABLE INCOME
--------------------------------------------------------------------------------

                                                                                    For the Period from
                                                                                        May 31, 1994
                                                                                   (Date of Inception) to
                                                                                      December 31, 1994
---------------------------------------------------------------------------------------------------------
Royalty income.....................................................................     $  7,596,511
Interest income....................................................................           17,554
---------------------------------------------------------------------------------------------------------
                                                                                           7,614,065
General and administrative expenses................................................          335,134
---------------------------------------------------------------------------------------------------------
Distributable income...............................................................     $  7,278,931
=========================================================================================================
Distributable income per unit (7,850,000 units)....................................     $    .927252
=========================================================================================================
Distributions per unit.............................................................     $    .906537
=========================================================================================================

STATEMENT OF CHANGES IN TRUST CORPUS
--------------------------------------------------------------------------------

                                                                                    For the Period from
                                                                                        May 31, 1994
                                                                                   (Date of Inception) to
                                                                                      December 31, 1994
---------------------------------------------------------------------------------------------------------
Trust corpus, beginning of period..................................................     $      1,000
Conveyance of royalty interests by Dominion Black Warrior Basin, Inc...............      148,824,287
Amortization of royalty interests..................................................       (9,184,572)
Distributable income...............................................................        7,278,931
Trust formation costs..............................................................         (331,656)
Distributions to unitholders.......................................................       (7,116,317)
---------------------------------------------------------------------------------------------------------
Trust corpus, end of period........................................................     $139,471,673
=========================================================================================================

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1. Trust Organization and Provisions

Dominion Resources Black Warrior Trust (the "Trust") was formed as a Delaware business trust pursuant to the terms of the Trust Agreement of Dominion Resources Black Warrior Trust (as amended, the "Trust Agreement") entered into effective as of May 31, 1994, among Dominion Black Warrior Basin, Inc., an Alabama corporation (the "Company"), as trustor, Dominion Resources, Inc., as sponsor, a Virginia corporation ("Dominion Resources"), and NationsBank of Texas, N.A., a national banking association (the "Trustee"), and Mellon Bank
(DE) National Association, a national banking association (the "Delaware Trustee"), as trustees. The trustees are independent financial institutions.

     The Trust is a grantor trust formed to acquire and hold certain overriding royalty interests (the "Royalty Interests") burdening proved natural gas properties located in the Pottsville coal formation of the Black Warrior Basin, Tuscaloosa County, Alabama (the "Underlying Properties") owned by the Company. The Trust was initially created by the filing of its Certificate of Trust with the Delaware Secretary of State on May 31, 1994. In accordance with the Trust Agreement, the Company contributed $1,000 as the initial corpus of the Trust. On June 28, 1994, the Royalty Interests were conveyed to the Trust by the Company pursuant to the Overriding Royalty Conveyance (the "Conveyance") effective as of June 1, 1994, from the Company to the Trust, in consideration for all the 7,850,000 authorized units of beneficial interest ("Units") in the Trust. The Company transferred all the Units to its parent, Dominion Energy, Inc., a Virginia corporation, which in turn transferred all the Units to its parent, Dominion Resources, Inc., which sold 6,850,000 of such Units to the public through various underwriters (the "Underwriters") in June 1994 and an additional 54,000 Units through the Underwriters in August 1994 (collectively, the "Public Offering"). All of the production attributable to the Underlying Properties is from the Pottsville coal formation and currently constitutes coal seam gas that entitles the owners of such production, provided certain requirements are met, to tax credits pursuant to Section 29 of the Internal Revenue Code of 1986, as amended, upon the production and sale of such gas.

     The Trustee has all powers to collect and distribute proceeds received by the Trust and to pay Trust liabilities and expenses. The Delaware Trustee has only such powers as are set forth in the Trust Agreement or are required by law and is not empowered to otherwise manage or take part in the management of the Trust. The Royalty Interests are passive in nature and neither the Delaware Trustee nor the Trustee has any control over, or any responsibility relating to, the operation of the Underlying Properties or the Company's interest therein.

     The Trust is subject to termination under certain circumstances described in the Trust Agreement. Upon the termination of the Trust, all Trust assets will be sold and the net proceeds therefrom distributed to Unitholders.

     The only assets of the Trust, other than cash and temporary investments being held for the payment of expenses and liabilities and for distribution to Unitholders, are the Royalty Interests. The Royalty Interests consist of overriding royalty interests burdening the Company's interest in the Underlying Properties. The Royalty Interests generally entitle the Trust to receive 65 percent of the Gross Proceeds (as defined below). The Royalty Interests are non-operating interests and bear only expenses related to property, production and related taxes (including severance taxes). "Gross Proceeds" consist generally of the aggregate amounts received by the Company attributable to the interests of the Company in the Underlying Properties from the sale of coal seam gas at the central delivery points in the gathering system for the Underlying Properties. The definitions, formulas and accounting procedures and other terms governing the computation of the Royalty Interests are set forth in the Conveyance.

     Because of the passive nature of the Trust and the restrictions and limitations on the powers and activities of the Trustee contained in the Trust Agreement, the Trustee does not consider any of the officers and employees of the Trustee to be "officers" or "executive officers" of the Trust as such terms are defined under applicable rules and regulations adopted under the Securities Exchange Act of 1934.

2.   Basis of Accounting

The financial statements of the Trust are prepared on a modified cash basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles ("GAAP"). Preparation of the Trust's financial statements on such basis includes the following:

. Royalty income and interest income are recorded in the period in which amounts are received by the Trust rather than in the month of production.

. General and administrative expenses are recorded based on liabilities paid and cash reserves established out of cash received.

. Amortization of the Royalty Interests is calculated on a unit-of-production basis and charged directly to trust corpus when revenues are received.

. Distributions to Unitholders are recorded when declared by the Trustee
  (see Note 5).

     The financial statements of the Trust differ from financial statements prepared in accordance with GAAP because royalty income is not accrued in the period of production, general and administrative expenses recorded are based on liabilities paid and cash reserves established rather than on an accrual basis, and amortization of the Royalty Interests is not charged against operating results.

     Dominion Resources sold an aggregate of 6,904,000 Units in the Public Offering at a price of $20.00 per Unit. Accordingly, the condensed statement of assets, liabilities and trust corpus at December 31, 1994, reflects
6,904,000 Units at the Public Offering price of $20.00 per Unit and the remaining 946,000 Units at Dominion Resources' historical cost ($10,744,287).
If Dominion Resources, in the future, should sell all or a portion of the 946,000 retained Units, at that time the carrying value on the Trust's statement of assets, liabilities and trust corpus would be adjusted from Dominion Resources' historical cost to the subsequent sale price with respect to the Units sold.

     The net amount of royalty interest in gas properties is limited to the sum of the future net cash flows attributable to the Trust's gas reserves at year end using product prices plus the estimated Section 29 credits for federal income tax purposes. If the net cost of royalty interests in gas properties exceeds this amount, an impairment provision will be recorded and charged to the Trust Corpus.

3.   Federal Income Taxes

The Trust is a grantor trust for Federal income tax purposes. As a grantor trust, the Trust will not be required to pay Federal or state income taxes. Accordingly, no provision for income taxes has been made in these financial statements.

     Because the Trust will be treated as a grantor trust, and because a Unitholder will be treated as directly owning an interest in the Royalty Interests, each Unitholder will be taxed directly on his per Unit share of income attributable to the Royalty Interests consistent with the Unitholder's method of accounting and without regard to the taxable year or accounting method employed by the Trust.

     Production from coal seam gas wells drilled after December 31, 1979, and prior to January 1, 1993, qualifies upon the sale of such production for the Federal income tax credit for producing nonconventional fuels under
Section 29 of the Internal Revenue Code. This tax credit is calculated annually based on sales of qualified production for each year through the year 2002. Such credit, based on the Unitholder's pro rata share of qualifying production, may not be used to reduce his regular tax liability (after the foreign tax credit and certain other non-refundable credits) below his alternative minimum tax. Any part of the Section 29 credit not allowed for any tax year solely because of this limitation is subject to certain carryover provisions.

4.   Related Party Transactions

Dominion Resources provides accounting, bookkeeping and informational services to the Trust in accordance with an Administrative Services Agreement effective June 1, 1994. The fee is $75,000 per quarter increased annually by three percent. Aggregate fees paid by the Trust to Dominion Resources in 1994 were $175,000. During 1994, the Trust reimbursed Dominion Resources $331,656 for formation costs.

     Of the Trust expenses payable at December 31, 1994, $212 represents expense reimbursements to the trustees. Aggregate fees and expense reimbursements paid by the Trust to the trustees in 1994 were $20,417 and $3,342, respectively.

5.   Distributions to Unitholders

The Trustee determines for each calendar quarter the amount of cash available for distribution to Unitholders. Such amount (the "Quarterly Distribution Amount") is an amount equal to the excess, if any, of the cash received by the Trust attributable to production from the Royalty Interests during such quarter, provided that such cash is received by the Trust on or before the last business day prior to the 45th day following the end of such calendar quarter, plus the amount of interest expected by the Trustee to be earned on such cash proceeds during the period between the date of receipt by the Trust of such cash proceeds and the date of payment to the Unitholders of such Quarterly Distribution Amount, plus all other cash receipts of the Trust during such quarter (to the extent not distributed or held for future distribution as a Special Distribution Amount (as defined below) or included in the previous Quarterly Distribution Amount) (which might include sales proceeds not sufficient in amount to qualify for a special distribution as described in the next paragraph), over the liabilities of the Trust paid during such quarter and not taken into account in determining a prior Quarterly Distribution Amount, subject to adjustments for changes made by the Trustee during such quarter in any cash reserves established for the payment of contingent or future obligations of the Trust. An amount which is not included in the Quarterly Distribution Amount for a calendar quarter because such amount is received by the Trust after the last business day prior to the 45th day following the end of such calendar quarter will be included in the Quarterly Distribution Amount for the next calendar quarter. The Quarterly Distribution Amount for each quarter will be payable to Unitholders of record on the 60th day following the end of such calendar quarter unless such day is not a business day in which case the record date is the next business day thereafter. The Trustee is to distribute the Quarterly Distribution
Amount for each quarter on or prior to 70 days after the end of such calendar quarter to each person who was a Unitholder of record on the record date for such calendar quarter.

     The first distribution to Unitholders was made on September 8, 1994, to Unitholders of record on August 29, 1994, and was based upon amounts received in respect of production attributable to the Royalty Interests during the period from June 1, 1994 (the effective date of the Conveyance) through June 30, 1994. Depletion deductions and Section 29 tax credits will be available to Unitholders only with respect to gas attributable to the Royalty Interests that is produced and sold after June 28, 1994 (the date of the initial closing of the Public Offering).

     The Royalty Interests may be sold under certain circumstances and will be sold following termination of the Trust. A special distribution will be made of undistributed net sales proceeds and other amounts received by the Trust aggregating in excess of $10 million (a "Special Distribution Amount"). The record date for a Special Distribution Amount will be the 15th day following the receipt by the Trust of amounts aggregating a Special Distribution Amount (unless such day is not a business day, in which case the record date will be the next business day thereafter) unless such day is within 10 days or less prior to the record date for a Quarterly Distribution Amount, in which case the record date will be the date that is established for the next Quarterly Distribution Amount. Distribution to Unitholders of a Special Distribution Amount will be made no later than 15 days after the Special Distribution Amount record date.

6. Subsequent Event

Subsequent to December 31, 1994, the Trust declared and paid the following distribution:

                                                              Distribution
Quarterly Record Date              Payment Date                 Per Unit
--------------------------------------------------------------------------------
March 1, 1995.................    March 10, 1995               $0.692117


The trustee has estimated the Section 29 tax credit associated with the March 10, 1995 quarterly distribution to be $0.40 per unit (unaudited).

7. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the period from May 31, 1994 (date of inception) to December 31, 1994 are as follows (in thousands except per unit data):

                                            Second        Third         Fourth
                                            Quarter      Quarter        Quarter
--------------------------------------------------------------------------------
Royalty income..........................           0    $1,877,005    $5,719,506
Distributable income (loss).............    $(27,927)    1,740,104     5,566,754
Distributable income (loss) per Unit....           0           .22           .71


Selected 1994 fourth quarter data are as follows:


Royalty income....................................................    $5,719,506
Interest income...................................................        13,746
--------------------------------------------------------------------------------
General and administrative expenses...............................       166,498
--------------------------------------------------------------------------------
Distributable income..............................................    $5,566,754
================================================================================
Distributable income per Unit.....................................    $  .709139
================================================================================
Distributions per Unit............................................    $  .726389
================================================================================

8. Supplemental Gas Disclosures (Unaudited)

The net proved reserves attributable to the Royalty Interests have been estimated as of December 31, 1994 by independent petroleum engineers. A reserve estimate as of June 1, 1994 was prepared for the Trust even though the conveyance of the Royalty Interests to the Trust did not occur until June 28, 1994.

     In accordance with Statement of Financial Accounting Standards No. 69, estimates of proved reserves and future net cash flows from proved reserves have been prepared using contractually guaranteed prices and end-of-period natural gas prices, and related costs. The standardized measure of future net cash flows from the gas reserves is calculated based on discounting such future net cash flows at an annual rate of 10 percent. The average price for December 1994 was $1.83 per Mcf including the effect of the Gas Purchase Agreement.

     Numerous uncertainties are inherent in estimating volumes and value of proved reserves and in projecting future production rates and timing of development expenditures. Such reserve estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production may be substantially different from the original estimates.

     The reserve estimates for the Royalty Interests are based on a percentage share payable to the Trust of 65 percent.

                                                                          Bcf
--------------------------------------------------------------------------------
Proved developed reserves at June 1, 1994............................    63,311
Increases (decreases) due to:
  Revisions of previous estimates....................................     7,480
  Production.........................................................    (7,643)
--------------------------------------------------------------------------------
Proved developed reserves at December 31, 1994.......................    63,148
================================================================================

     All proved reserve estimates presented above at December 31, 1994 are proved developed.

     Proved developed reserves all located in the United States for the Royalty Interests are estimated quantities of coal seam gas which geological and engineering data indicate with reasonable certainty to be recoverable in future years from the coal formation under existing economic and operating conditions. Estimated economic quantities have been determined considering the Section 29 tax credit.

     The following table sets forth the standardized measure of discounted estimated future net cash flows from proved reserves at December 31, 1994 relating to the Trust's Royalty Interests (thousands of dollars):

                                                                          1994
--------------------------------------------------------------------------------
Future cash inflows.................................................   $112,375
Future taxes........................................................     (6,515)
--------------------------------------------------------------------------------
Future net cash flows...............................................    105,860
10% annual discount for estimated timing of
  cash flows........................................................    (27,553)
--------------------------------------------------------------------------------
Standardized measure of discounted future net
  cash flows........................................................   $ 78,307
================================================================================

     Future cash flows (undiscounted) do not include Section 29 tax credits which in the aggregate are estimated to be approximately $58,980,000 having a discounted present value (assuming a 10% discount rate) of approximately $44,604,000.

     The following table sets forth the changes in the present value of estimated future net cash flows from proved reserves during the period ended December 31, 1994 (thousands of dollars):

Balance at June 1, 1994............................................    $ 95,400
Increase (decrease) due to:
  Royalty Income, net of taxes.....................................     (13,202)
  Changes in prices................................................     (13,796)
  Extensions and discoveries.......................................          --
  Changes in estimated volumes.....................................       4,340
  Accretion of discount............................................       5,565
  Other............................................................          --
--------------------------------------------------------------------------------
  Balance at December 31, 1994.....................................    $ 78,307
================================================================================

9.  Gas Purchase Agreement

     Sonat Marketing Company ("Sonat Marketing") is required under a gas purchase agreement (the "Gas Purchase Agreement") to purchase the natural gas produced and sold from the Underlying Properties for as long as reserves on the Underlying Properties ("Gas") produce natural gas. Under such Gas Purchase Agreement, Sonat Marketing is obligated to purchase up to a specified monthly base quantity at the central delivery points for Gas in the gathering system for the Underlying Properties for a contract price which provides for a specified premium (between $0.5 and $.07 per MMBtu) over the Index Price (as defined below), subject to a minimum price of $1.85 per MMBtu and a maximum price of $2.63 per MMBtu, until December 31, 1998. Sonat Marketing is obligated to purchase gas production in excess of the specified monthly base quantities at the Index Price. After December 31, 1998, Sonat Marketing is obligated to purchase gas production at the Index Price until such time as the Company and Sonat Marketing negotiate a different price, although the Company will have the ability to obtain an offer from another purchaser and terminate the Gas Purchase Agreement if Sonat Marketing does not match such offer. The "Index Price," which is determined on a monthly basis, is Southern Natural Gas Company's posted index price for deliveries of gas in Louisiana. During 1994, Sonat Marketing purchased all the gas production attributable to the Royalty Interests.