Form 10-K, Exhibit 13
period 1995-12-31
DOMINION RESOURCES BLACK WARRIOR TRUST
filed 1996-04-01
CIK 923680

DOMINION RESOURCES BLACK WARRIOR TRUST
1995 Annual Report and Form 10-K


THE TRUST

Dominion Resources Black Warrior Trust (the "Trust") was formed as a Delaware business trust pursuant to the Trust Agreement of Dominion Resources Black Warrior Trust entered into effective as of May 1, 1994 by and among Dominion Black Warrior Basin, Inc. (the "Company"), as trustor, Dominion Resources, Inc., as sponsor, and NationsBank of Texas, N.A., (the "Trustee") and Mellon Bank (DE) National Association (the "Delaware Trustee"), as trustees. The Trust owns certain overriding royalty interests (the "Royalty Interests") burdening proved natural gas properties in the Pottsville coal formation of the Black Warrior basin in Alabama (the "Underlying Properties"). The Royalty Interests are the only assets of the Trust other than cash and temporary investments being held for the payment of expenses and liabilities and for distribution to the Unitholders.

The Trust makes quarterly cash distributions to the Unitholders. The record date for the quarterly cash distribution of the Trust is the 60th day following the end of the calendar quarter unless such day is not a business day in which case the record date will be the next business day. The quarterly cash distribution is payable on or before 70 days after the end of the calendar quarter. Set forth below are the scheduled record dates and approximately distribution dates for each quarter of 1996 production attributable to the Trust.

                               1996                     1997
Record Dates          May 29   August 29   November 29  February 29
Distribution Dates
     (approximate)    June 7  September 9  December 9   March 11

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest ("Units") in the Trust are listed and traded on the New York Stock Exchange under the symbol "DOM". Prior to the sale of the Units on June 28, 1994 there was no public market for the Units. The following table sets forth, for the periods indicated, the high and low sales prices per Unit on the New York Stock Exchange and the amount of quarterly cash distributions per Unit paid by the Trust.

                                      Price                   Distribution
1995                                High     Low              per Unit
First Quarter....................$19-5/8     $17-1/4          $0.692117
Second Quarter................... 20-1/8      17-5/8           0.639559
Third Quarter.................... 18-7/8      17-5/8           0.664555
Fourth Quarter................... 19-7/8      17-1/2           0.659884
1994
Second Quarter
 (commencing June 28, 1994.......$20         $19-3/4          $0.000000
Third Quarter.................... 20-1/8      19-3/8           0.180147
Fourth Quarter................... 19-5/8      16-7/8           0.726389

At March 15, 1996, there were 7,850,000 Units outstanding and approximately 784 Unitholders of record.

SELECTED FINANCIAL DATA

                                                                  For The Period From
                                                                  May 31, 1994
                                            Years Ended           (Date of Inception)
                                            December 31, 1995     To December 31, 1994
Royalty Income.......................             $ 21,603,550          $  7,596,511
Distributable Income.................             $ 20,947,426          $  7,278,931
Distributable Income per Unit........             $   2.668462          $    .927252
Distributions per Unit...............             $   2.656115          $    .906537
Total Assets, December 31............             $125,641,485          $139,641,366
Total corpus, December 31............             $125,545,839          $139,471,673

TO UNITHOLDERS:

We are pleased to present the 1995 Annual Report to Unitholders of Dominion Resources Black Warrior Trust. The report includes a copy of the Trust's annual report on Form 10-K for the period ended December 31, 1995. The Form 10-K contains important information concerning the creation and administration of the Trust, and the assets of the Trust, including coal seam gas reserves attributable to the overriding royalty interests owned by the Trust estimated as of December 31, 1995.

The Trust was formed as a Delaware business trust under the Delaware Business Trust Act pursuant to the Trust Agreement. The Trust was formed to acquire and hold the Royalty Interests, which burden the Company's interest in proved natural gas properties located in the Pottsville coal formation of the Black Warrior Basin, Tuscaloosa County, Alabama. The Company has advised the Trustee that all the production attributable to the Royalty Interests currently constitutes coal seam gas that entitles the owners of such production, provided certain requirements are met, to tax credits pursuant to Section 29 of the Internal Revenue Code of 1986, as amended, upon the production and sale of such gas. The Royalty Interests are the only assets of the Trust, other than cash and temporary investments being held for the payment of expenses and liabilities and for distributions to Unitholders.

Royalty Income to the Trust is attributable to the sale of depleting assets. All of the Underlying Properties burdened by the Royalty Interests consist of producing properties. Accordingly, the proved reserves attributable to the Company's interest in the Underlying Properties are expected to decline substantially during the term of the Trust and a portion of each cash distribution made by the Trust will, therefore, be analogous to a return of capital. Accordingly, cash returns attributable to the Units are expected to decline over the term of the Trust.

On June 28, 1994, the Royalty Interests were conveyed to the Trust in consideration for all 7,850,000 authorized units of beneficial interest in the Trust ("Units"). The company transferred all the Units to its parent, Dominion Energy, Inc., which in turn transferred all the Units to its parent, Dominion Resources, Inc., which sold an aggregate of 6,904,000 Units to the public through various underwriters in June, 1994 and August, 1994, and the remaining 946,000 Units were sold in an underwritten public offering in June 1995.

Under the Trust Agreement, the Trustee has the function of collecting proceeds attributable to the Royalty Interests and making quarterly cash distributions to Unitholders after deducting administrative expenses and any amounts necessary for cash reserves. The quarterly record date is the close of business on the 60th day following the end of the calendar quarter, unless such day is not a business day in which case the record date is the next business day. The quarterly distribution date is on or prior to 70 days after the end of the calendar quarter.

On or before March 15 of each year, the Trustee distributes to Unitholders of record on any of the quarterly record dates during the prior year, information relating to distributions, estimated Section 29 tax credits and cost depletion deductions for such prior year. Individualized tax information prepared specifically for the Unitholder was included with the 1995 tax information booklet if (i) the Unitholder held its Units of record in its own name or (ii) the Unitholder's brokerage firm or other nominee record holder had made the beneficial owner's name and address available to the Trustee as the actual beneficial owner of the Units in a timely manner. Assuming the amount of the
Section 29 tax credit for 1995 (which will not be announced by the U.S. Treasury department before the end of March) is not materially different from the Trustee's estimate, the Trustee will provide any other information to Unitholders for filing their annual income tax returns.

DOMINION RESOURCES BLACK WARRIOR TRUST
BY: NATIONSBANK OF TEXAS, N.A., TRUSTEE
BY: /SIG/ RON E. HOOPER

VICE PRESIDENT
March 28, 1996

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

The amount of distributable income of the Trust for any calendar year may differ from the amount of cash available for distribution to the Unitholders in such year due to differences in the treatment of the expenses of the Trust and the determination of those amounts. The financial statements of the Trust are prepared on a modified cash basis pursuant to which the expenses of the Trust are recognized when they are paid or reserves are established for them. Consequently, the reported distributable income of the Trust for any year is determined by deducting form the income received by the Trust the amount of expenses paid by the Trust during such year. The amount of cash available for distribution to Unitholders is determined after adjustment for changes in reserves for unpaid liabilities in accordance with the provisions of the Trust Agreement. (See Note 5 to the financial statements of the Trust appearing elsewhere in this Annual Report to Unitholders for additional information regarding the determination of the amount of cash available for distribution to Unitholders.)

The year 1995 marked the first full year of operations for the Trust. Because the Trust was effective as of May 31, 1994, royalty income for 1994 reflects only four months of production, whereas 1995 reflects a full year of production. The Trust received royalty income amounting to $21,603,550 during the year ended December 31, 1995 compared to $7,596,511 during the period from May 31, 1994 (date of inception) to December 31, 1994. The royalty income received by the Trust was net of the Royalty Interest's allocable share of property, production and related taxes. Administrative expenses during the year ended December 31, 1995 were $713,898 compared to $335,134 for the period from May 31, 1994 (date of inception) to December 31, 1994. Distributable income for the year ended December 31, 1995 was $20,947,426 or $2.67 per Unit compared to the period from May 31, 1994 to December 31, 1994, of $7,278,931, or $.93 per Unit.

Royalty Income to the Trust is attributable to the sale of depleting assets. All of the Underlying Properties burdened by the Royalty Interests consist of producing properties. Accordingly, the proved reserves attributable to the Company's interest in the Underlying Properties are expected to decline substantially during the term of the Trust and a portion of each cash distribution made by the Trust will, therefore, be analogous to a return of capital. Accordingly, cash returns attributable to the Units are expected to decline over the term of the Trust.

Because the Trust incurs administrative expenses throughout a quarter but receives its royalty income only once a quarter, the Trustee established in the third quarter of 1994 a cash reserve in the amount of $135,000 for the payment of expenses and liabilities of the Trust. The Trust anticipates that it will maintain for the foreseeable future a cash reserve to enable it to pay administrative expenses as they become due. The amount of the cash reserve from time to time will fluctuate as expenses are paid and royalty income is received.

Royalty Income received by the Trust in a given calendar will generally reflect the proceeds from the sale of gas produced from the Underlying Properties during the first three quarters of that year and the fourth quarter of the preceding calendar year due to the timing of the receipt of these revenues. Accordingly, the royalty income included in distributable income for the year ended December 31, 1995, was based on production volumes and natural gas prices for the period from October 1, 1994 through September 30, 1995, and royalty income included in distributable income for the period ended December 31, 1994, was based on production volumes and natural gas prices for the period from June 1, 1994 to September 30, 1994.

The following table sets forth the production volumes attributable to the Trust's Royalty Interests and the average sales Price and Index Price as defined below for such production for the periods indicated.

                                           For Twelve Months   For Four Months
                                           Ended               Ended
                                           September 30, 1995  September 30, 1994
Production (Bcf)/(1)/....................  12.622               4.382
Production (TBtu)/(2)/...................  12.488               4.332
Average Contract Price
  Received ($/MMBtu).....................  $  1.83              $ 1.86
Average Index Price ($/MMBtu)              $  1.52              $ 1.69

/(1)/Billion cubic feet of natural gas.
/(2)/Trillion British Thermal Units.

The information in this Annual Report to Unitholders concerning production and prices relating to the Royalty Interests is based on information prepared and furnished by the Company to the Trustee. The Trustee has no control over and no responsibility relating to the operation of or accounting for the Underlying Properties.

The Company has advised the Trust that Sonat Marketing Company ("Sonat Marketing") is required under a gas purchase agreement to purchase the gas produced from the Underlying Properties for as long as reserves on the Underlying Properties produce natural gas. Under the agreement, Sonat Marketing is obligated to purchase up to a specified monthly base quantity of gas for a contract price which provides for a specified premium (between $.05 and $.07 per MMBtu) over the Index Price (as defined below), subject to a minimum price of $1.85 per MMBtu and a maximum price of $2.63 per MMBtu, until December 31, 1998. Although the primary term of the Gas Purchase Agreement extends through December 31, 2001, the minimum price and the maximum price will cease to apply December 31, 1998. Prior to April 1, 1996, Sonat Marketing was obligated to purchase the subject gas in excess of the monthly base quantity at the Index Price. Effective April 1, 1996 the price payable for subject gas in excess of the monthly base quantity equals the Index Price plus $.02. After December 31, 2001, Sonat Marketing is obligated to purchase gas production at the Index Price until such time as the Company and Sonat Marketing negotiate a different price, although the Company will have the ability to obtain an offer from another purchaser and terminate the gas purchase agreement if Sonat Marketing does not match such offer. The "Index Price", which is determined on a monthly basis, is Southern Natural Gas Company's posted index price for deliveries of gas in Louisiana.

The net proved reserves attributable to the Royalty Interests have been estimated as of December 31, 1995 and 1994, by independent petroleum engineers. The reserve quantities of 74.841 Bcf for 1995 and 63.148 Bcf for 1994 would reflect an upward revision of reserves of 24.13 Bcf as a result of increased production and a faster rate of Pratt recompletions (see Note 8).

FINANCIAL STATEMENTS

An audited Statement of Assets, Liabilities and Trust Corpus of the Trust as of December 31, 1995 and 1994, and the related Statements of Distributable Income and Changes in Trust Corpus for the year ended December 31, 1995 and the period from May 31, 1994 (date of inception) to December 31, 1994, are included in this Annual Report to Unitholders immediately following the Independent Auditor's Report below.

INDEPENDENT AUDITORS' REPORT
NATIONSBANK OF TEXAS, N.A., AS TRUSTEE OF
DOMINION RESOURCES BLACK WARRIOR TRUST

We have audited the accompanying statement of assets, liabilities and trust corpus of Dominion Resources Black Warrior Trust (the "Trust") as of December 31, 1995 and 1994, and the related statements of distributable income and changes in trust corpus for year ended December 31, 1995 and the period from May 31, 1994 (date of inception) to December 31, 1994. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of Dominion Resources Black Warrior Trust at December 31, 1995 and 1994, and its distributable income and changes in trust corpus for the year ended December 31, 1995 and the period May 31, 1994 (date of inception) to December 31, 1994, on the basis of accounting described in Note 2.

/sig/ DELOITTE & TOUCHE LLP

Dallas, Texas
March 22, 1996

DOMINION RESOURCES BLACK WARRIOR TRUST
FINANCIAL STATEMENTS
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

December 31                                    1995              1994
ASSETS
Cash and cash equivalents..............  $     24,521      $      1,651
Royalty interests in gas properties
(less accumulated amortization of
$30,200,537 and $9,184,572) ...........   125,616,946       139,639,715
Total Assets...........................  $125,641,485      $139,641,366

LIABILITIES AND TRUST CORPUS
Trust administration expenses payable..  $     95,646      $    169,693
Trust corpus (7,850,000 units of
beneficial interest authorized, issued
and outstanding........................  $125,545,839       139,471,673
Total Liabilities and Trust Corpus.....  $125,641,485      $139,641,366

STATEMENTS OF DISTRIBUTABLE INCOME

                                                                              For the Period From
                                                            FOR YEAR ENDED    May 31, 1994
                                                            DECEMBER 31,      (Date of Inception)
                                                            1995              to December 31,1994
Royalty income..........................................    $ 21,603,550      $ 7,596,511
Interest income.........................................          57,774           17,554
                                                              21,661,324        7,614,065
General and administrative
expenses................................................         713,898          335,134
Distributable income....................................    $ 20,947,426      $ 7,278,931
Distributable income per unit
(7,850,000 units).......................................       $2.668462      $   .927252
Distributable per unit..................................       $2.656115      $   .906537

STATEMENTS OF CHANGES IN TRUST CORPUS

                                                                              For the Period From
                                                            FOR YEAR ENDED    May 31, 1994
                                                            DECEMBER 31,      (Date of Inception)
                                                            1995              to December 31,1994
Trust corpus, beginning of period.......................    $139,471,673      $     1,000
Conveyance of royalty interests by Dominion Resources
Black Warrior Basin, Inc................................             ---      148,824,287
Sale of 946,000 by Dominion
Resources, Inc. Units...................................       6,993,213              ---
Amortization of royalty interests                            (21,015,965)      (9,184,572)
Distributable income....................................      20,947,426        7,278,931
Trust formation costs...................................             ---         (331,656)
Distributable to Unitholders............................     (20,850,508)      (7,116,317)
Trust corpus, end of period.............................    $125,545,839      139,471,673

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. TRUST ORGANIZATION AND PROVISIONS

Dominion Resources Black Warrior Trust (the "Trust") was formed as a Delaware business trust pursuant to the terms of the Trust Agreement of Dominion Resources Black Warrior Trust (as amended, the "Trust Agreement"), entered into effective as of May 31, 1994, among Dominion Black Warrior Basin, Inc., an Alabama corporation (the "Company"), as trustor, Dominion Resources, Inc., a Virginia corporation ("Dominion Resources"), and NationsBank of Texas, N.A., a national banking association (the "Trustee"),and Mellon Bank (DE) National Association, a national banking association (the "Delaware Trustee"), as trustees. The trustees are independent financial institutions.

The Trust is a grantor trust formed to acquire and hold certain overriding royalty interests (the "Royalty Interests") burdening proved natural gas properties located in Pottsville coal formation of the Black Warrior Basin, Tuscaloosa County, Alabama (the "Underlying Properties") owned by the Company. The Trust was initially created by the filing of its Certificate of Trust with the Delaware Secretary of State on May 31, 1994. In accordance with the Trust Agreement, the Company contributed $1,000 as the initial corpus of the Trust. On June 28, 1994, the Royalty Interests were conveyed to the Trust by the Company pursuant to the Overriding Royalty Conveyance (the "Conveyance") effective as of June 1, 1994, from the Company to the Trust, in consideration for all the 7,850,000 authorized units of beneficial interest ("Units") in the Trust. The Company transferred all the Units to its parent, Dominion Energy, Inc., a Virginia corporation, which in turn transferred all the Units to its parent, Dominion Resources, Inc., which sold an aggregate of 6,904,000 Units to the public through various underwriters (the "Underwriters") in June and August 1994 and the remaining 946,000 Units were sold to the public through certain of the Underwriters in June 1995. All of the production attributable to the Underlying Properties is from the Pottsville coal formation and currently constitutes coal seam gas that entitles the owners of such production, provided certain requirements are met, tax credits pursuant to Section 29 of the Internal Revenue Code of 1986, as amended, upon the production and sale of such gas.

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

The only assets of the Trust, other than cash and temporary investments being held for the payment of expenses and liabilities and for distribution to Unitholders, are the Royalty Interests. The Royalty Interests consist of overriding royalty interests burdening the Company's interest in the Underlying Properties. The Royalty Interests generally entitle the Trust to receive 65 percent of the Company's Gross Proceeds (as defined below). The Royalty Interests are non-operating interests and bear only expenses related to property, production and related taxes (including severance taxes). "Gross Proceeds" consist generally of the aggregate amounts received by the Company attributable to the interests of the Company in the Underlying Properties from the sale of coal seam gas at the central delivery points in the gathering system for the Underlying Properties. The definitions, formulas and accounting procedures and other terms governing the computation of the Royalty Interests are set forth in the Conveyance.

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

2. BASIS OF ACCOUNTING

The financial statements of the Trust are prepared on a modified cash basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles ("GAAP"). Preparation of the Trust's financial statements on such basis includes the following:

 . Royalty income and interest income are recorded in the period in which amounts are received by the Trust rather than in the month of production and accrual, respectively.

 . General and administrative expenses are recorded based on liabilities paid and cash reserves established out of cash received.

 . Amortization of the Royalty Interests is calculated on a unit-of-production basis and charged directly to trust corpus when revenue are received.

 .  Distributions to Unitholders are recorded when declared by the Trustee (see
   Note 5).

USE OF ESTIMATES

The preparation of financial statements in conformity with the basis of accounting described above requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates.

NEW ACCOUNTING STANDARDS

Statements of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires the review of long-lived assets and certain identifiable intangibles for impairment. If an impairment event occurs and it is determined that the carrying value of the asset may not be recoverable, an impairment loss will be recognized as measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. The statement is effective for fiscal years beginning after December 15, 1995. The Trust does not anticipate implementation of SFAS No. 121 will have a material impact on the distributable income or financial position of the Trust.

The financial statements of the Trust differ from financial statements prepared in accordance with GAAP because royalty income is not accrued in the period of production, interest income is not accrued in the period it is earned, general and administrative expenses recorded are based on liabilities paid and cash reserves established rather than on an accrual basis, and amortization of the Royalty Interests is not charged against operating results.

Dominion Resources sold an aggregate of 6,904,000 Units in the Public Offering during 1994 at a price of $20.00 per Unit and sold the remaining 946,000 Units to the public during 1995 through certain of the Underwriters at a price of $18.75 per Unit. Accordingly, the condensed statements of assets, liabilities and trust corpus at December 31, 1995, reflects 6,904,000 Units at the Public Offering price of $20.00 per Unit and the remaining 946,000 Units at Dominion Resources' historical cost ($10,744,287) and the condensed statement of assets, liabilities and trust corpus at December 31, 1995 reflects 6,940,000 Units at the Public Offering price of $20.00 per Unit and 946,000 Units at the price of $18.75 per Unit.

The net amount of royalty interest in gas properties is limited to the sum of the future net cash flows attributable to the Trust's gas reserves at the year end using current unescalated product prices plus the estimated Section 29 credits for federal income tax purposes. If the net cost of royalty interests in gas properties exceeds this amount, an impairment provision will be recorded and charged to the Trust Corpus.

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

Production from coal seam gas wells drilled after December 31, 1979, and prior to January 1, 1993, qualifies upon the sale of such production for the Federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit is calculated annually based on sales of qualified production for each year through the year 2002. Such credit, based on the Unitholder's pro rata share of qualifying production, may not be used to reduce his regular tax liability (after the foreign tax credit and certain other non-refundable credits) below his alternative minimum tax. Any part of the
Section 29 credit not allowed for any tax year solely because of this limitation is subject to certain carryover provisions. Each Unitholder should consult their tax advisor regarding tax consequences.

4. RELATED PARTY TRANSACTIONS

Dominion Resources provides accounting, bookkeeping and informational services to the Trust in accordance with an Administrative Services Agreement effective June 1, 1994. During 1995 this fee was $309,000 and will increase annually by three percent. Aggregate fees paid by the Trust to Dominion Resources in 1995 and 1994 were $331,844 and $175,000, respectively. Additionally, during 1994, the Trust reimbursed Dominion Resources $331,656 for formation costs.

Of the Trust expenses payable at December 31, 1994, $212 represented expense reimbursements to the trustees. Aggregate fees and expense reimbursements paid by the Trust to the trustees in 1995 were $30,900 and $5,000, respectively.

5. DISTRIBUTIONS TO UNITHOLDERS

The Trustee determines for each calendar quarter the amount of cash available for distribution to Unitholders. Such amount (the "Quarterly Distribution Amount") is an amount equal to the excess, if any, of the cash received by the Trust attributable to production from the Royalty Interests during such quarter, provided that such cash is received by the Trust on or before the last business day prior to the 45th day following the end of such calendar quarter, plus the amount of interest expected by the Trustee to be earned on such cash proceeds during the period between the date of receipt by the Trust of such cash proceeds and the date of payment to the Unitholders of such Quarterly Distribution Amount, plus all other cash receipts of the Trust during such quarter (to the extent not distributed or held for future distribution as a Special Distribution Amount (as defined below) or included in the previous Quarterly Distribution Amount)(which might include sales proceeds not sufficient in amount to qualify for a special distribution as described in the next paragraph), over the liabilities of the Trust paid during such quarter and not taken into account in determining a prior Quarterly Distribution Amount, subject to adjustments for changes made by the Trustee during such quarter in any cash reserves established for the payment of contingent or future obligations of the Trust. An amount which is not included in the Quarterly Distribution Amount for a calendar quarter because such amount is received by the Trust after the last business day prior to the 45th day following the end of such calendar quarter will be included in the Quarterly Distribution Amount for the next calendar quarter. The Quarterly Distribution Amount for each quarter will be payable to Unitholders of record on the 60th day following the end of such calendar quarter unless such day is not a business day in which case the record date is the next business day thereafter. The Trustee will distribute the Quarterly Distribution Amount for each quarter on or prior to 70 days after the end of such calendar quarter to each person who was a Unitholder of record on the record date for such calendar quarter.

The Royalty Interests may be sold under certain circumstance and will be sold following termination of the Trust. A special distribution will be made of undistributed net sales proceeds and other amounts received by the Trust aggregating in excess of $10 million (a "Special Distribution Amount"). The record date for a Special Distribution Amount will be the 15th day following the receipt by the Trust of amounts aggregating a Special Distribution Amount (unless such day is not a business day, in which case the record date will be the next business day thereafter) unless such day is within 10 days or less prior to the record date for a Quarterly Distribution Amount, in which case the record date for the Quarterly Distribution Amount. Distribution to Unitholders of a Special Distribution Amount will be made no later than 15 days after the Special Distribution Amount record date.

6. SUBSEQUENT EVENTS

Subsequent to December 31, 1995, the Trust declared and paid the following distribution:

Quarterly            Payment            Distribution
Record Date          Date               per Unit
February 29, 1996..  March 8, 1996      $.706487

The trustee has estimated the Section 29 tax credit associated with the March 8, 1996 quarterly distribution to be $0.39 per unit (unaudited).

7. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth the royalty income, distributable income and distributable income per Unit of the Trust for each quarter in the years ended December 31, 1995 and 1994 (in thousands, except per Unit amounts):

Calendar          Royalty             Distributable   Distributable
Quarter           Income              Income          Income per Unit
1995
- ----
First.............$ 5,609              $5,518              $.70
Second............  5,336               5,018               .63
Third.............  5,364               5,225               .67
Fourth............  5,295               5,186               .67
                  $21,604             $20,947            $ 2.67
1994
- ----
Second............    ---                 (28)              ---
Third.............  1,877               1,740               .22
Fourth............  5,720               5,567               .71
                  $ 7,597             $ 7,279            $  .93

Selected 1995 fourth quarter data are as follows (in thousands, except per Unit amounts):

Royalty income.........................................................$5,295
Interest income........................................................    12
General and administrative expenses....................................  (121)
Distributable income...................................................$5,186
Distributable income per Unit..........................................$ 0.67
Distributions per Unit.................................................$ 0.66

Due to the significant upward revision in estimate of reserve quantities (see
Note 8) estimated amortization of royalty interests was adjusted downward by approximately $8 million during the fourth quarter of 1995. This adjustment did not have an impact on the Trust's distributable income.

8. SUPPLEMENTAL GAS DISCLOSURE (UNAUDITED)

The net proved reserves attributable to the Royalty Interests have been estimated as of December 31, 1995 and 1994 by independent petroleum engineers. A reserve estimate as of June 1, 1994 was prepared for the Trust even though the conveyance of the Royalty Interests to the Trust did not occur until June 28, 1994.

In accordance with Statement of Financial Accounting Standards No. 69, estimates of proved reserves and future net cash flows from proved reserves have been prepared using contractually guaranteed prices and end-of-period natural gas prices, and related costs. The standardized measure of future net cash flows from the gas reserves is calculated based on discounting such future net cash flows at an annual rate of 10 percent. The prices for December 31, 1995 and 1994 were $2.26 per Mcf and $1.83 per Mcf, respectively, including the effect of the Gas Purchase Agreement. Numerous uncertainties are inherent in estimating volumes and value of proved reserves and in projecting future production rates and timing of development expenditures. Such reserve estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production may be substantially different from the original estimates.

The reserve estimates for the Royalty Interests are based on a percentage share of the Company's Gross Proceeds payable to the Trust of 65 percent.

                                                                                  MMcf
Proved developed reserves at June 1, 1994.......................................  63,311
Increase (decreases) due to:
   Revisions of previous estimates..............................................   7,480
   Production...................................................................  (7,643)
Proved developed reserves at December 31, 1994..................................  63,148
Increase (decreases) due to:
   Revisions of previous estimates..............................................  24,130
   Production................................................................... (12,437)
Proved developed reserves at December 31, 1995..................................  74,841

All proved reserve estimates presented above at December 31, 1995 and 1994 are proved developed.

Proved developed reserves all located in the United States for the Company Interests are estimated quantities of coal seam gas which geological and engineering data indicate with reasonable certainty to be recoverable in future years from the coal formation under existing economic and operating conditions. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Estimated economic quantities have been determined considering the Section 29 tax credit.

The following table sets forth the standardized measure of discounted estimated future net cash flows from proved reserves at December 31, 1995 and 1994 relating to the Trust's Royalty Interests (thousands of dollars):

                                                        1995         1994
Future cash inflows...................................$169,501     $112,375
Future taxes.......................................... (10,170)      (6,515)
Future net cash flows................................. 159,331      105,860
10% annual discount for estimated timing of cash flows (58,945)     (27,553)
Standardized measure of discounted future
net cash flows........................................$100,386     $ 78,307

Future cash flows do not include Section 29 tax credits which in the aggregate are estimated to be approximately $52,202,000 having a discounted present value (assuming a 10% discounted rate) of approximately $41,000,000.

The following table sets forth the changes in the present value of estimated future net cash flows from proved reserves during the period ended December 31, 1995 and 1994 (thousands of dollars):

                                                       1995         1994
Balance at beginning of period........................$ 78,307     $ 95,400
Increase (decrease) due to:
 Royalty income, net of taxes......................... (21,714)     (13,202)
 Changes in prices....................................  18,974      (13,796)
 Changes in estimated volumes.........................  16,988        4,340
 Accretion of discount................................   7,831        5,565
Balance at December 31................................$100,386     $ 78,307

9. GAS PURCHASE AGREEMENT

The Company has advised the Turst that Sonat Marketing Company ("Sonat Marketing") is required under a gas purchase agreement (the "Gas Purchase Agreement") to purchase the natural gas produced and sold from the Underlying Properties ("Gas") for as long as reserves on the Underlying Properties produce natural gas. Under such Gas Purchase Agreement, Sonat Marketing is obligated to purchase up to a specified monthly base quantity at the central delivery points for gas in the gathering system for the Underlying Properties for a contract price which provides for a specified premium (between $.05 and $.07 per MMBtu) over the Index Price (as defined below), subject to a minimum price of $1.85 per MMbtu and a maximum price of $2.63 per MMBtu, until December 31, 1998. Although the primary term of the Gas Purchase Agreement extends through December 31, 2001, the minimum price and the maximum price will cease to apply December 31, 1998. Prior to April 1, 1996, Sonat Marketing was obligated to purchase the subject gas in excess of the monthly base quantity at the Index Price. Effective April 1, 1996 the price payable for subject gas in excess of the monthly base quantity equals the Index Price plus $.02. After December 31, 2001, Sonat Marketing is obligated to purchase gas production at the Index Price until such time as the Company and Sonat Marketing negotiate a different price, although the Company will have the ability to obtain an offer from another purchaser and terminate the Gas Purchase Agreement if Sonat Marketing does not match such offer. The "Index Price", which is determined on a monthly basis, is Southern Natural Gas Company's posted index price for deliveries of gas in Louisiana. During 1995 and 1994, Sonat Marketing purchased all the gas production attributable to the Royalty Interests.

TRUSTEE
NationsBank of Texas, N.A.
Dallas, Texas

DELAWARE TRUSTEE
Mellon Bank (DE) National Association
Wilmington, Delaware

TRANSFER AGENT AND REGISTRAR
Chemical Mellon Shareholder Services
Ridgefield Park, New Jersey

TRUST AUDITORS
Deloitte & Touche LLP
Dallas, Texas

TRUST ENGINEERING CONSULTANTS
Ryder Scott Company Petroleum Engineers

TRUSTEE COUNSEL
Thompson & Knight,
A Professional Corporation
Dallas, Texas


FORM 10-K
A copy of the Form 10-K of the Trust for the period ended December 31, 1995 as filed with the Securities and Exchange Commission has been provided with this Annual Report to Unitholders. Additional copies of the Form 10-K will be provided, without charge, upon written request to:

DOMINION RESOURCES BLACK WARRIOR TRUST
NationsBank Of Texas, N.A., Trustee
901 Main Street, 12th Floor
Dallas, Texas 75202


DOMINION RESOURCES BLACK WARRIOR TRUST
NationsBank of Texas, N.A., Trustee
901 Main Street, 12th Floor
Dallas, Texas 75202
1-800-365-6548