Form 10-K, Exhibit 13
period 1996-12-31
DOMINION RESOURCES BLACK WARRIOR TRUST
filed 1997-03-31
CIK 923680

                                                                    EXHIBIT 13.1

DOMINION RESOURCES BLACK WARRIOR TRUST
1996 ANNUAL REPORT AND FORM 10-K
THE TRUST

Dominion Resources Black Warrior Trust (the "Trust") was formed as a Delaware business trust pursuant to the Trust Agreement of Dominion Resources Black Warrior Trust (the"Trust Agreement") entered into effective as of May 1, 1994 by and among Dominion Black Warrior Basin, Inc. (the "Company"), as trustor, Dominion Resources, Inc., as sponsor, and NationsBank of Texas, N.A., (the "Trustee") and Mellon Bank (DE) National Association (the "Delaware Trustee"), as trustees. The Trust owns certain overriding royalty interests (the "Royalty Interests") burdening proved natural gas properties in the Pottsville coal formation of the Black Warrior basin in Alabama (the "Underlying Properties"). The Royalty Interests are the only assets of the Trust other than cash and temporary investments being held for the payment of expenses and liabilities and for distribution to the Unitholders.

The Trust makes quarterly cash distributions to the Unitholders. The record date for the quarterly cash distribution of the Trust is the 60th day following the end of the calendar quarter unless such day is not a business day in which case the record date will be the next business day. The quarterly cash distribution is payable on or before 70 days after the end of the calendar quarter. Set forth below are the scheduled record dates and approximate distribution dates for each quarter of 1997 production attributable to the Trust.

===============================================================
                      1997                             1998
---------------------------------------------------------------
Record Dates          May 30  August 29    December 1  March 2
---------------------------------------------------------------
Distribution Dates    June 9  September 8  December 9  March 11
(approximate)
===============================================================

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest ("Units") in the Trust are listed and traded on the New York Stock Exchange under the symbol "DOM". The following table sets forth, for the periods indicated, the high and low sales prices per Unit on the New York Stock Exchange and the amount of quarterly cash distributions per Unit paid by the Trust.

======================================================================
                               Price         Price      Distribution
                               High          Low         per Unit
----------------------------------------------------------------------
1996
----------------------------------------------------------------------
First Quarter                 $19-1/2       $17-5/8     $0.706488
----------------------------------------------------------------------
Second Quarter                 19-1/4        18-1/2      0.898614
----------------------------------------------------------------------
Third Quarter                  20-5/8        19-5/8      0.832243
----------------------------------------------------------------------
Fourth Quarter                 24            19-3/8      0.798549
----------------------------------------------------------------------
1995
----------------------------------------------------------------------
First Quarter                 $19-5/8       $17-1/4     $0.692117
----------------------------------------------------------------------
Second Quarter                 20-1/8        17-5/8      0.639559
----------------------------------------------------------------------
Third Quarter                  18-7/8        17-5/8      0.664555
----------------------------------------------------------------------
Fourth Quarter                  9-7/8        17-1/2      0.659884
======================================================================

At March 18, 1997, there were 7,850,000 Units outstanding and approximately 834 Unitholders of record.

SELECTED FINANCIAL DATA

========================================================================================
                                YEARS ENDED        YEARS ENDED        FOR THE PERIOD
                                DECEMBER 31,       DECEMBER 31,       FROM MAY 31, 1994
                                1996               1995               (DATE OF
                                                                      INCEPTION)TO
                                                                      DECEMBER 31, 1994
----------------------------------------------------------------------------------------
ROYALTY INCOME                  $ 26,013,428       $ 21,603,550       $  7,596,511
----------------------------------------------------------------------------------------
DISTRIBUTABLE INCOME            $ 25,423,282       $ 20,947,426       $  7,278,931
----------------------------------------------------------------------------------------
DISTRIBUTABLE INCOME PER UNIT          $3.24              $2.67       $        .93
----------------------------------------------------------------------------------------
DISTRIBUTIONS PER UNIT                 $3.24              $2.66       $        .91
----------------------------------------------------------------------------------------
TOTAL ASSETS, DECEMBER 31       $109,761,403       $125,641,485       $139,641,366
----------------------------------------------------------------------------------------
TOTAL CORPUS, DECEMBER 31       $109,562,077       $125,545,839       $139,471,673
----------------------------------------------------------------------------------------

========================================================================================

TO UNITHOLDERS:

We are pleased to present the 1996 Annual Report to Unitholders of Dominion Resources Black Warrior Trust. The report includes a copy of the Trust's annual report on Form 10-K for the period ended December 31, 1996. The Form 10-K contains important information concerning the creation and administration of the Trust, and the assets of the Trust, including coal seam gas reserves attributable to the overriding royalty interests owned by the Trust estimated as of December 31, 1996.

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

Royalty income to the Trust is attributable to the sale of depleting assets. All of the Underlying Properties burdened by the Royalty Interests consist of producing properties. Accordingly, the proved reserves attributable to the Company's interest in the Underlying Properties are expected to decline substantially during the term of the Trust and a portion of each cash distribution made by the Trust will, therefore, be analogous to a return of capital. Accordingly, cash yields attributable to the Units are expected to decline over the term of the Trust.

On June 28, 1994, the Royalty Interests were conveyed by the Company to the Trust in consideration for all 7,850,000 authorized Units. The Company transferred all the Units to its parent, Dominion Energy, Inc., which in turn transferred all the Units to its parent, Dominion Resources, Inc., which sold an aggregate of 6,904,000 Units to the public through various underwriters in June, 1994 and August, 1994, and the remaining 946,000 Units were sold in an underwritten public offering in June 1995.

Under the Trust Agreement, the Trustee has the function of collecting proceeds attributable to the Royalty Interests and making quarterly cash distributions to Unitholders after deducting administrative expenses and any amounts necessary for cash reserves. The quarterly record date is the close of business on the 60th day following the end of the calendar quarter, unless such day is not a business day. The quarterly distribution date is on or prior to 70 days after the end of the calendar quarter.

On or before March 15 of each year, the Trustee distributes to Unitholders of record on any of the quarterly record dates during the prior year, information relating to distributions, estimated Section 29 tax credits and cost depletion deductions for such prior year. Individualized tax information prepared specifically for the Unitholder was included with the 1996 tax information booklet if (i) the Unitholder held its Units of record in its own name or (ii) the Unitholder's brokerage firm or other nominee record holder had made the beneficial owner's name and address available to the Trustee as the actual beneficial owner of the Units in a timely manner. Assuming the amount of the
Section 29 tax credit for 1996 (which will not be announced by the U.S. Treasury department before the end of March) is not materially different from the Trustee's estimate, the Trustee will provide any other information to Unitholders for filing their annual income tax returns.

DOMINION RESOURCES BLACK WARRIOR TRUST
BY: NATIONSBANK OF TEXAS, N.A., TRUSTEE
BY:/SIG/RON E. HOOPER
Vice President
March 31, 1997
TRUSTEE'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATION

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

The amount of distributable income of the Trust for any calendar year may differ from the amount of cash available for distribution to the Unitholders in such year due to differences in the treatment of the expenses of the Trust and the determination of those amounts. The financial statements of the Trust are prepared on a modified cash basis pursuant to which the expenses of the Trust are recognized when they are paid or reserves are established for them. Consequently, the reported distributable income of the Trust for any year is determined by deducting form the income received by the Trust the amount of expenses paid by the Trust during such year. The amount of cash available for distribution to Unitholders, is determined after adjustment for changes in reserves for unpaid liabilities in accordance with the provisions of the Trust Agreement. (See Note 5 to the financial statements of the Trust appearing elsewhere in this Annual Report to Unitholders for additional information regarding the determination of the amount of cash available for distribution to Unitholders.)

The year 1996 marked the second full year of operations for the Trust. Because the Trust was effective as of May 31, 1994, royalty income for 1994 reflect only four months of production, whereas 1996 and 1995 reflect a full year of production. The Trust received royalty income amounting to $26,013,428 during the year ended December 31, 1996 compared to $21,603,550 for 1995 and $7,596,511 during the period from May 31, 1994 (date of inception) to December 31, 1994. The royalty income received by the Trust was net of the Royalty Interest's allocable share of property, production and related taxes. Administrative expenses during the year ended December 31, 1996 were $656,019 compared to $713,898 for 1995 and $335,134 for the period from May 31, 1994 to December 31, 1994. Distributable income for the year ended December 31, 1996 was $25,423,282 or $3.24 per Unit compared to $20,947,426 or $2.67 for 1995 and $7,278,931, or
$.93 per Unit for the period from May 31, 1994 to December 31, 1994. .

Royalty income to the Trust is attributable to the sale of depleting assets. All of the Underlying Properties burdened by the Royalty Interests consist of producing properties. Accordingly, the proved reserves attributable to the Company's interest in the Underlying Properties are expected to decline substantially during the term of the Trust and a portion of each cash distribution made by the Trust will, therefore, be analogous to a return of capital. Accordingly, cash yields attributable to the Units are expected to decline over the term of the Trust.

Royalty Income received by the Trust in a given calendar year will generally reflect the proceeds from the sale of gas produced from the Underlying Properties during the first three quarters of that year and the fourth quarter of the preceding calendar year due to the timing of the receipt of these revenues. The conveyance of the Royalty Interests to the Trust was effective June 1, 1994. Accordingly, the royalty income included in distributable income for the years ended December 31, 1996 and 1995, was based on production volumes and natural gas prices for the periods from October 1, 1995 through September 30, 1996, and October 1, 1994 to September 30, 1995, respectively, and royalty income included in distributable income for the period ended December 31, 1994, was based on production volumes and natural gas prices for the period from June 1, 1994 to September 30, 1994.

The following table sets forth the production volumes attributable to the Trust's Royalty Interests and the average sales Price and Index Price for such production for the periods indicated.

===========================================================================
                                 FOR 12         For 12         For 4
                                 MONTHS         Months         Months
                                 ENDED          Ended          Ended
                                 9/30/1996      9/30/1995      9/30/1994
---------------------------------------------------------------------------
Production (Bcf)(1)              12.031         12.622         4.382
---------------------------------------------------------------------------
Production (MMBtu)(2)            11.907         12.488         4.332
---------------------------------------------------------------------------
Average
---------------------------------------------------------------------------
  Contract Price
---------------------------------------------------------------------------
  Received ($/MMBtu).            $ 2.31         $ 1.83         $ 1.86
---------------------------------------------------------------------------
Average Index Price ($/MMBtu)    $ 2.18         $ 1.52         $ 1.69
===========================================================================

(1)Billion cubic feet of natural gas.
(2)Trillion British Thermal Units.

The information in this Annual Report to Unitholders concerning production and prices relating to the Royalty Interests is based on information prepared and furnished by the Company to the Trustee. The Trustee has no control over and no responsibility relating to the operation of or accounting for the Underlying Properties.

Sonat Marketing Company ("Sonat Marketing") is required under a gas purchase agreement to purchase the gas produced from the Underlying Properties for as long as reserves on the Underlying Properties produce natural gas. Under the agreement, Sonat Marketing is obligated to purchase up to a specified monthly base quantity of gas for a contract price which provides for a specified premium (between $.05 and $.07 per MMBtu) over the Index Price (as defined below), subject to a minimum price of $1.85 per MMBtu and a maximum price of $2.63 per MMBtu, until December 31, 1998. Although the primary term of the Gas Purchase Agreement extends through December 31, 2001, the Minimum Price and the Maximum Price will cease to apply after December 31, 1998. Prior to April 1, 1996, Sonat Marketing was obligated to purchase gas production in excess of the specified monthly base quantities at the Index Price. Effective April 1, 1996, the price payable for such excess gas production will equal the Index Price plus $.02. After December 31, 2001, assuming the Gas Purchase Contract is extended Sonat Marketing is obligated to purchase gas production at the Index Price until such time as the Company and Sonat Marketing negotiate a different price. However, the Company will have the ability to obtain an offer from another purchaser and terminate the gas purchase agreement if Sonat Marketing does not match such offer. The "Index Price", which is determined on a monthly basis, is Southern Natural Gas Company's posted index price for deliveries of gas in Louisiana.

The net proved reserves attributable to the Royalty Interests have been estimated as of December 31, 1996, 1995 and 1994, by independent petroleum engineers. The reserve quantities of 82.388 Bcf for 1996 compared to 74.841 Bcf for 1995 and 63.148 Bcf for 1994 reflect an upward revision of reserves of
24.130 Bcf as a result of stronger production and advanced Pratt recompletions (see Note 8).

This Annual Report and the accompanying Form 10-K include "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbor created thereby. All statements other than statements of historical fact included in this Annual Report and the accompanying Form 10-K are forward-looking statements. Such statements include, without limitation, the reserve information and other statements contained in Item 2, "Properties" of the accompanying Form 10-K. Although the Trust believes that the expectations reflected in such forward-looking statements are reasonable, such expectations are subject to numerous risks and uncertainties and the Trust can give no assurance that they will prove correct. There are many factors, none of which is within the Trust's control, that may cause such expectations not to be realized, including, among other things, factors identified in this Annual Report and the accompanying Form 10-K affecting oil and gas prices and the recoverability of reserves, and future economic, competitive and market conditions.

FINANCIAL STATEMENTS

An audited Statement of Assets, Liabilities and Trust Corpus of the Trust as of December 31, 1996 and 1995, and the related Statements of Distributable Income and Changes in Trust Corpus for the years ended December 31, 1996 and 1995 and the period from May 31, 1994 (date of inception) to December 31, 1994, are included in this Annual Report to Unitholders immediately following the Independent Auditors' Report below.

INDEPENDENT AUDITORS' REPORT
NATIONSBANK OF TEXAS, N.A., AS TRUSTEE OF
DOMINION RESOURCES BLACK WARRIOR TRUST

We have audited the accompanying statements of assets, liabilities and trust corpus of Dominion Resources Black Warrior Trust (the "Trust") as of December 31, 1996 and 1995, and the related statements of distributable income and changes in trust corpus for the years ended December 31, 1996 and 1995 and for the period from May 31, 1994 (date of inception) to December 31, 1994. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of Dominion Resources Black Warrior Trust at December 31, 1996 and 1995, and its distributable income and changes in trust corpus for the years ended December 31, 1996 and 1995 and for the period from May 31, 1994 (date of inception) to December 31, 1994, on the basis of accounting described in Note 2.

DELOITTE & TOUCHE LLP
Dallas, Texas
March 21, 1997
DOMINION RESOURCES BLACK WARRIOR TRUST
FINANCIAL STATEMENTS
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

==============================================================================
December 31                                    1996               1995
------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------
Cash and cash equivalents                      $149,707           24,521
------------------------------------------------------------------------------
Royalty interests in gas properties            109,611,696        125,616,964
(less accumulated amortization of
$46,205,805 and $30,200,537)
------------------------------------------------------------------------------
       TOTAL ASSETS                            $109,761,403       $125,641,485
------------------------------------------------------------------------------
LIABILITIES AND TRUST CORPUS
------------------------------------------------------------------------------
Trust administration expenses payable          $199,326           $95,646
------------------------------------------------------------------------------
Trust corpus (7,850,000 units of               109,562,077        125,545,839
beneficial interest authorized, issued
and outstanding
------------------------------------------------------------------------------
TOTAL LIABILITIES AND TRUST CORPUS             $109,761,403       $125,641,485
==============================================================================

STATEMENTS OF DISTRIBUTABLE INCOME

===============================================================================================
                                          FOR YEAR            FOR YEAR        FOR THE PERIOD
                                          ENDED               ENDED           FROM MAY 31, 1994
                                          DECEMBER 31,        DECEMBER 31,    (DATE OF
                                          1996                1995            INCEPTION) TO
                                                                              DECEMBER 31, 1994
-----------------------------------------------------------------------------------------------
ROYALTY INCOME                            $26,013,428        $21,603,550      $7,596,511
-----------------------------------------------------------------------------------------------
INTEREST INCOME                           65,873              57,774          17,554
-----------------------------------------------------------------------------------------------
                                          26,079,301          21,661,324      7,614,065
-----------------------------------------------------------------------------------------------
GENERAL AND ADMINISTRATIVE EXPENSES       656,019             713,898         335,134
-----------------------------------------------------------------------------------------------
DISTRIBUTABLE INCOME                      $25,423,282        $20,947,426      $7,278,931
-----------------------------------------------------------------------------------------------
DISTRIBUTABLE INCOME PER UNIT             $3.24               $2.67           $.93
(7,850,000 UNITS)
-----------------------------------------------------------------------------------------------
Distributions per unit                    $3.24               $2.66           $.91
===============================================================================================


STATEMENTS OF CHANGES IN TRUST CORPUS

===============================================================================================
                                          FOR YEAR            FOR YEAR        FOR THE PERIOD
                                          ENDED               ENDED           FROM MAY 31, 1994
                                          DECEMBER 31,        DECEMBER 31,    (DATE OF
                                          1996                1995            INCEPTION) TO
                                                                              DECEMBER 31, 1994
-----------------------------------------------------------------------------------------------
TRUST CORPUS, BEGINNING OF PERIOD         $125,545,839        $139,471,673    $1,000
-----------------------------------------------------------------------------------------------
CONVEYANCE OF ROYALTY INTERESTS BY        ------              ------          148,824,287
DOMINION  RESOURCES BLACK WARRIOR
BASIN, INC
-----------------------------------------------------------------------------------------------
SALE OF 946,000 UNITS BY DOMINION         ------              6,993,213       ------
RESOURCES, INC
-----------------------------------------------------------------------------------------------
AMORTIZATION OF ROYALTY INTERESTS         (16,005,268)        (21,015,965)    (9,184,572)
-----------------------------------------------------------------------------------------------
DISTRIBUTABLE INCOME                      25,423,282          20,947,426      7,278,931
-----------------------------------------------------------------------------------------------
Trust formation costs                     ------              ------          (331,656)
-----------------------------------------------------------------------------------------------
DISTRIBUTIONS TO UNITHOLDERS............  (25,401,776)        (20,850,508)    (7,116,317)
-----------------------------------------------------------------------------------------------
TRUST CORPUS, END OF PERIOD               $109,562,077        $125,545,839    $139,471,673
===============================================================================================

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

The Trustee has all powers to collect and distribute proceeds received by the Trust and to pay Trust liabilities and expenses. The Delaware Trustee has only such powers as are set forth in the Trust Agreement or are required by law and is not empowered to otherwise manage or take part in the management of the Trust. The Royalty Interests are passive in nature and neither the Trustee nor the Delaware Trustee has any control over, or any responsibility relating to, the operation of the Underlying Properties or the Company's interest therein.

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

2. BASIS OF ACCOUNTING

The financial statements of the Trust are prepared on a modified cash basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles ("GAAP"). Preparation of the Trust's financial statements on such basis includes the following:

 . Royalty income and interest income are recorded in the period in which amounts are received by the Trust rather than in the month of production.
 . General and administrative expenses are recorded based on liabilities paid and cash reserves established out of cash received.
 . Amortization of the Royalty Interests is calculated on a unit-of-production basis and charged directly to trust corpus based upon when revenue are received.
 . Distributions to Unitholders are recorded when declared by the Trustee (see
Note 5).

The financial statements of the Trust differ from financial statements prepared in accordance with GAAP because royalty income is not accrued in the period of production, general and administrative expenses recorded are based on liabilities paid and cash reserves established rather than on an accrual basis, and amortization of the Royalty Interests is not charged against operating results.

Dominion Resources sold an aggregate of 6,904,000 Units in the Public Offering during 1994 at a price of $20.00 per Unit and sold the remaining 946,000 Units to the public during 1995 through certain of the Underwriters at a price of $18.75 per Unit. Accordingly, the statements of assets, liabilities and trust corpus reflects 6,940,000 Units at the Public Offering price of $20.00 per Unit and 946,000 Units at the price of $18.75 per Unit.

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

NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires the review of long-lived assets and certain identifiable intangibles for impairment. If an impairment event occurs and it is determined that the carrying value of the asset may not be recoverable, an impairment loss will be recognized as measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. The Trust adopted SFAS No. 121 effective January 1, 1996 and such adoption did not have a material impact on the distributable income or financial position.

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

4. RELATED PARTY TRANSACTIONS

Dominion Resources provides accounting, bookkeeping and informational services to the Trust in accordance with an Administrative Services Agreement effective June 1, 1994. During 1996 this fee was $318,270 and will increase annually by three percent. Aggregate fees paid by the Trust to Dominion Resources in 1996, 1995 and 1994 were $318,270, $331,844 and $175,000, respectively. Additionally, during 1994, the Trust reimbursed Dominion Resources $331,656 for formation costs.

Aggregate fees and expense reimbursements paid by the Trust to the trustees in 1996, 1995 and 1994 were $36,853, $30,900 and $5,000, respectively.

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

6. SUBSEQUENT EVENTS

Subsequent to December 31, 1996, the Trust declared and paid the following distribution:

==============================================================
Quarterly Record Date    Payment Date    Distribution per Unit
--------------------------------------------------------------
March 3, 1997            March 11, 1997  $.844175
==============================================================

The trustee has estimated the Section 29 tax credit associated with the March 11, 1997 quarterly distribution to be $.38 per unit (unaudited).

7. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth the royalty income, distributable income and distributable income per Unit of the Trust for each quarter in the years ended December 31, 1996 and 1995 (in thousands, except per Unit amounts):

=======================================================================================
Calendar Quarter   Royalty Income   Distributable Income  Distributable Income per Unit
---------------------------------------------------------------------------------------
1996
---------------------------------------------------------------------------------------
First              $5,719           $5,534                $.70
---------------------------------------------------------------------------------------
Second             7,253            7,063                 .90
---------------------------------------------------------------------------------------
Third              6,700            6,591                 .84
---------------------------------------------------------------------------------------
Fourth             6,341            6,235                 .80
---------------------------------------------------------------------------------------
                   $26,013          $25,423               $3.24
---------------------------------------------------------------------------------------
1995
---------------------------------------------------------------------------------------
First              $ 5,609          $5,518                $.70
---------------------------------------------------------------------------------------
Second             5,336            5,018                 .63
---------------------------------------------------------------------------------------
Third              5,364            5,225                 .67
---------------------------------------------------------------------------------------
Fourth             5,295            5,186                 .67
---------------------------------------------------------------------------------------
                   $21,604          $20,947               $2.67
=======================================================================================

Selected 1996 fourth quarter data are as follows (in thousands, except per Unit amounts):

===========================================================
Royalty income                               $6,341
-----------------------------------------------------------
Interest income                              16
-----------------------------------------------------------
General and administrative expenses          (123)
-----------------------------------------------------------
Distributable income                         $6,235
-----------------------------------------------------------
Distributable income per Unit                $.80
-----------------------------------------------------------
Distributions per Unit                       $.80
===========================================================

Due to significant upward revision in estimate of reserve quantities (see Note
8) estimated amortization of royalty interests was adjusted downward by approximately $4 million during the fourth quarter of 1996. This adjustment did not have an impact on the Trust's distributable income.

8. SUPPLEMENTAL GAS DISCLOSURE (UNAUDITED)

The net proved reserves attributable to the Royalty Interests have been estimated as of December 31, 1996, 1995 and 1994 by independent petroleum engineers. A reserve estimate as of June 1, 1994 was prepared for the Trust even though the conveyance of the Royalty Interests to the Trust did not occur until June 28, 1994.

In accordance with Statement of Financial Accounting Standards No. 69, estimates of proved reserves and future net cash flows from proved reserves have been prepared using contractually guaranteed prices and end-of-period natural gas prices, and related costs. The standardized measure of future net cash flows from the gas reserves is calculated based on discounting such future net cash flows at an annual rate of 10 percent. The price for December 31, 1996, 1995 and 1994 were $2.81, $2.26 per Mcf and $1.83 per Mcf, respectively, including the effect of the Gas Purchase Agreement.

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

============================================================
                                                 MMcf
------------------------------------------------------------
Proved developed reserves at June 1, 1994        63,311
------------------------------------------------------------
Increase (decreases) due to:
------------------------------------------------------------
 Revisions of previous estimates                 7,480
------------------------------------------------------------
 Production                                      (7,643)
------------------------------------------------------------
Proved developed reserves at December 31, 1994   63,148
------------------------------------------------------------
Increase (decreases) due to:
------------------------------------------------------------
Revisions of previous estimates                  24,130
------------------------------------------------------------
Production                                       (12,437)
------------------------------------------------------------
Proved developed reserves at December 31,1995    74,841
------------------------------------------------------------
Increase (decrease) due to:
------------------------------------------------------------
Revisions of previous estimates                  19,484
------------------------------------------------------------
Production                                       (11,937)
------------------------------------------------------------
Proved developed reserves at December 31, 1996   82,388
============================================================

All proved reserve estimates presented above at December 31, 1996, 1995 and 1994 are proved developed.

Proved developed reserves, all located in the United States, for the Company Interests are estimated quantities of coal seam gas which geological and engineering data indicate with reasonable certainty to be recoverable in future years from the coal formation under existing economic and operating conditions. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Estimated economic quantities have been determined considering the Section 29 tax credit.

The following table sets forth the standardized measure of discounted estimated future net cash flows from proved reserves at December 31, 1996, 1995 and 1994 relating to the Trust's Royalty Interests (thousands of dollars):

===========================================================================
                                          1996       1995       1994
---------------------------------------------------------------------------
Future cash inflows                       $231,734   $169,501   $112,375
---------------------------------------------------------------------------
Future taxes                              (13,904)   (10,170)   (6,515)
---------------------------------------------------------------------------
Future net cash flows.                    217,830    159,331    05,860
---------------------------------------------------------------------------
10% annual discount for estimated         (83,155)   (58,945)   (27,553)
 timing of cash flow
---------------------------------------------------------------------------
Standardized measure of discounted        $134,675   $100,386   $78,307
 future net cash flows
===========================================================================

Future cash flows do not include Section 29 tax credits which in the aggregate are estimated to be approximately $47,929,000 having a discounted present value (assuming a 10% discount rate) of approximately $29,633,000 at December 31, 1996.

The following table sets forth the changes in the present value of estimated future net cash flows from proved reserves during the period ended December 31, 1996, 1995 and 1994 (thousands of dollars):

=================================================================
                                  1996        1995       1994
-----------------------------------------------------------------
Balance at beginning of period    $100,386    $ 78,307   $ 95,400
-----------------------------------------------------------------
Increase (decrease) due to:
-----------------------------------------------------------------
 Royalty income, net of taxes     (27,091)    (21,714)   (13,202)
-----------------------------------------------------------------
 Changes in prices                17,516      18,974     (13,796)
-----------------------------------------------------------------
 Changes in estimated volumes     33,826      16,988     4,340
-----------------------------------------------------------------
 Accretion of discount            10,038      7,831      5,565
-----------------------------------------------------------------
Balance at December 31            $134,675    $100,386   $78,307
=================================================================

Subsequent to year end, the price of gas decreased significantly. As of March 21, 1997, published natural gas prices were approximately $1.53 per MMBtu as compared to the year end price of $2.84 per MMBtu utilized in the Trust's calculation of its year end standardized measure of discounted future net cash flow. The use of prices currently being received would result in a lower standardized measure of discounted future net cash flows.

9. GAS PURCHASE AGREEMENT

Sonat Marketing Company ("Sonat Marketing") is required under a gas purchase agreement (the "Gas Purchase Agreement") to purchase the natural gas produced and sold from the Underlying Properties ("Gas") for as long as reserves on the

Underlying Properties produce natural gas. Under the Gas Purchase Agreement, Sonat Marketing is obligated to purchase up to a specified monthly base quantity at the central delivery points for gas in the gathering system for the Underlying Properties for a contract price which provides for a specified premium (between $.05 and $.07 per MMBtu) over the Index Price (as defined below), subject to a minimum price of $1.85 per MMbtu and a maximum price of $2.63 per MMBtu, until December 31, 1998. Although the primary term of the Gas Purchase Agreement extends through December 31, 2001, the minimum price and the maximum price will cease to apply December 31, 1998. Prior to April 1, 1996, Sonat Marketing was obligated to purchase gas production in excess of the monthly base quantities at the Index Price. Effective April 1, 1996, the price payable for such excess gas production will equal the Index Price plus $.02. After December 31, 2001, Sonat Marketing, assuming the gas Purchases Agreement is extended, will be obligated to purchase gas production at the Index Price until such time as the Company and Sonat Marketing negotiate a different price, although the Company will have the ability to obtain an offer from another purchaser and terminate the Gas Purchase Agreement if Sonat Marketing does not match such offer. The "Index Price", which is determined on a monthly basis, is Southern Natural Gas Company's posted index price for deliveries of gas in Louisiana. During 1996, 1995 and 1994, Sonat Marketing purchased all the gas production attributable to the Royalty Interests.
TRUSTEE
NationsBank of Texas, N.A.
Dallas, Texas
DELAWARE TRUSTEE
Mellon Bank (DE) National Association
Wilmington, Delaware
TRANSFER AGENT AND REGISTRAR
Chase Mellon Shareholder Service
Ridgefield Park, New Jersey
TRUST AUDITORS
Deloitte & Touche llp
Dallas, Texas
TRUST ENGINEERING CONSULTANTS
Ryder Scott Company Petroleum Engineers
TRUSTEE COUNSEL
Thompson & Knight,
A Professional Corporation
Dallas, Texas

FORM 10-K

A copy of the Form 10-K of the Trust for the period ended December 31, 1996 as filed with the Securities and Exchange Commission has been provided with this Annual Report to Unitholders. Additional copies of the Form 10-K will be provided, without charge, upon written request to:

Dominion Resources Black Warrior Trust
NationsBank Of Texas, N.A., Trustee
901 Main Street, 17th Floor
Dallas, Texas 75202
DOMINION RESOURCES BLACK WARRIOR TRUST
NATIONSBANK OF TEXAS, N.A., TRUSTEE
901 MAIN STREET, 17TH FLOOR
DALLAS, TEXAS 75202
1-800-365-6548